UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Best Energy Services, Inc.
(A Nevada Corporation)

SEC File Number:  000-53260
CUSIP Number: 08651W 10 4

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For the period ended: December 31, 2007

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form NSAR
For the transition period ended:  Not Applicable

____________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Best Energy Services, Inc.
Full Name of Registrant

Hybrook Resources Corp.
Former Name if Applicable

1010 Lamar Street, Suite 1200
Address of Principal Executive Office (Street and Number)

Houston Texas, 77002
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Best Well Service Inc. and Bob Beeman Drilling Company, which were material acquisitions made by the Company during the quarter, required more time to prepare and review than originally expected in this initial period of owning their operations.

PART IV--OTHER INFORMATION

                       (1) Name and telephone number of person to contact in regard to this notification:

Larry W. Hargrave	713	933-2600
(Name)	(Area Code)	(Telephone Number)

                        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☒  No ☐

                        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?        Yes ☒  No  ☐

                         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

We acquired Best Well Service, Inc., and Bob Beeman Drilling Company on February 14, 2008, and certain assets of three other entities on February 27, 2008.  Last year we were a development stage company with no operations.  The pro forma financial statement disclosed as a footnote to our financial statements in our S-1 Registration Statement filed on June 11, 2008, showed annual revenues from the acquired operations of $22.4 million and total assets of $36.8 million.  With the operations from the acquisitions of between two and three months included in our quarter ended April 30, 2008, we estimate that revenues were $4.3 million compared to no revenues the prior year.

Best Energy Services, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

                                                                             Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 17, 2008	Best Energy Services, Inc.

By: /s/ Larry W. Hargrave
Name: Larry W. Hargrave
Title: President/CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)